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FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended June 30,
			Six months ended June 30,
(unaudited — in millions of United States dollars except per share data)
	2004	2003	2004	2003
		(Restated — note 2a)		(Restated — note 2a)
Revenues	$704	$490	$1,438	$962

Operating expenses
Costs of sales
Costs of metal and other product sales	407	340	811	672
Depreciation of plant and equipment	46	51	87	92
Amortization of development and preproduction expenditures	21	16	37	33

	474	407	935	797
Selling, general and administrative (note 6)	30	23	54	44
Exploration	5	7	8	10
Research and process development	3	2	5	4
Other (income)/expense (note 2b)	3	1	(20)	(4)

	515	440	982	851

Operating income	189	50	456	111

Interest (note 2b)	6	13	16	25

Earnings before taxes and non-controlling interest	183	37	440	86
Income and mining taxes	41	(3)	110	8
Non-controlling interest in earnings of subsidiaries	3	1	7	1

Earnings for the period	$139	$39	$323	$77
Dividends on preferred shares	1	2	3	4

Earnings attributable to common shares	$138	$37	$320	$73

Basic earnings per common share	$0.77	$0.21	$1.78	$0.41
Diluted earnings per common share	$0.76	$0.21	$1.77	$0.41

FALCONBRIDGE LIMITED

EARNINGS CONTRIBUTIONS

	Three months ended June 30,		Six months ended June 30,
(unaudited — in millions of United States dollars)
	2004	2003	2004	2003
		(Restated — note 2a)		(Restated — note 2a)
Principal operations —
Integrated Nickel Operations (INO)	$90	$46	$221	$90

Falconbridge Dominicana, C. por A.	44	7	99	11

Nickel Operations	134	53	320	101

Kidd Creek Operations	(19)	(16)	(16)	(30)
Collahuasi	73	25	118	53
Lomas Bayas	22	5	46	11

Copper Operations	76	14	148	34
Corporate costs (note 2b)	21	17	12	24

Operating income	189	50	456	111
Interest (note 2b)	6	13	16	25
Income and mining taxes	41	(3)	110	8
Non-controlling interest in earnings of subsidiaries	3	1	7	1

Earnings for the period	139	39	323	77
Dividends on preferred shares	1	2	3	4

Earnings attributable to common shares	$138	$37	$320	$73

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited — in millions of United States dollars)	June 30, 2004	December 31, 2003
		(Restated — note 2a)
ASSETS
Current
Cash and cash equivalents	$427	$298
Accounts and metals settlements receivable	289	258
Inventories	512	442

Total current assets	1,228	998
Property, plant and equipment (note 2a, 4, 5)	2,189	2,149
Development and preproduction expenditures, net (note 2a, 4, 5)	856	821
Deferred expenses and other assets (note 2b)	323	204

Total assets	$4,596	$4,172

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued charges	$252	$255
Income and other taxes payable	35	23
Long-term debt due within one year	77	71

Total current liabilities	364	349
Long-term debt	1,338	1,357
Future income and mining taxes	257	205
Employee future benefits	134	150
Other long-term liabilities (note 2a, 2b)	230	147
Non-controlling interest	31	26

Total liabilities	2,354	2,234

Shareholders' equity (note 2a, 7)	2,242	1,938

Total liabilities and shareholders' equity	$4,596	$4,172

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Three months ended June 30, 2004
			Six months ended June 30, 2003
(unaudited — in millions of United States dollars)
	Number	Amount	Number	Amount
				(Restated — note 2a)
Share capital
Authorized
Unlimited preferred shares
Unlimited common shares
Issued
Common shares
Balance, beginning of period	178,792,492	$1,450	177,603,432	$1,430
Issued pursuant to employee stock options	883,198	14	112,700	1
Repurchase of common shares	—	—	(600,000)	(5)

Balance, end of period	179,675,690	1,464	177,116,132	1,426

Preferred shares Series 1
Balance, beginning and end of period	89,835	1	89,835	1

Preferred shares Series 2
Balance, beginning of period	—	129	7,910,165	129
Conversion of units	(3,122,882)	(78)	—	—

Balance, end of period	(3,122,882)	51	7,910,165	129

Preferred shares Series 3
Balance, beginning of period	—	—	—	—
Issue of units (note 7)	3,122,882	78	—	—

Balance, end of period	3,122,882	78	—	—

Contributed surplus		2		3

Surplus (Deficit)
Balance, beginning of year		128		(5)
Adjustment for change in accounting standard
Asset retirement obligations (note 2a)		10		14
Earnings for the period		323		77
Preferred Share issue expense		—		—
Dividends
— Common shares		(27)		(24)
— Preferred shares		(3)		(4)
Loss on repurchase of Common shares		—		(2)

Balance, end of period		431		56

Cumulative translation adjustment		215		217

Total shareholders' equity		$2,242		$1,832

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,		Six months ended June 30,
(unaudited — in millions of United States dollars)
	2004	2003	2004	2003
		(Restated — note 2a)		(Restated — note 2a)
Operating activities
Earnings (loss) for the period	$139	$39	$323	$77
Add (deduct) items not affecting cash
Depreciation and amortization	71	68	127	125
Future income and mining taxes	17	(9)	57	(3)
Non-controlling interest in earnings of subsidiaries	3	1	7	1
Other	(6)	(1)	(21)	7
Contributions to pension fund in excess of expense	(8)	(3)	(14)	(5)

Cash provided by operating activities before working capital changes	216	95	479	202
Net change in receivables, inventories and payables	(63)	34	(95)	(18)

Cash provided by operating activities	153	129	384	184

Investing activities
Capital expenditures and deferred project costs	(128)	(80)	(228)	(145)
Change in other assets	—	(12)	(2)	(15)

Cash used in investing activities	(128)	(92)	(230)	(160)

Financing activities
Long-term debt, including current portion:
Issued	—	216	—	247
Repaid	—	(88)	(8)	(88)
Dividends paid
— common shareholders	(14)	(10)	(27)	(24)
— preferred shareholders	(1)	(4)	(3)	(4)
— minority shareholders of Falcondo	(1)	—	(1)	—
Repurchase of common shares	—	(5)	—	(6)
Issue of common shares	3	—	14	1

Cash (used in) provided by financing activities	(13)	109	(25)	126

Cash provided during the period	12	146	129	150
Cash and cash equivalents, beginning of period	415	169	298	165

Cash and cash equivalents, end of period	$427	$315	$427	$315

Supplementary Information:
Cash paid for interest	$18	$21	$27	$28
Cash paid (refunded) for income and mining taxes	$29	$2	$48	$6

FALCONBRIDGE LIMITED

SALES OF PRODUCTS AND AVERAGE REALIZED PRICES

	Three months ended June 30,
			Six months ended June 30,
(unaudited)
	2004	2003	2004	2003
Metal sales (tonnes, except precious metals and silver)
Integrated Nickel Operations (INO)
Nickel	18,025	20,627	36,143	40,952
Copper	11,464	16,139	24,661	30,609
Precious metal revenues ($000s)	26,718	24,750	48,445	44,714
Ferronickel	7,808	6,455	14,585	12,991
Kidd Creek Division
Zinc (including metal in concentrate)	33,670	28,361	60,195	63,878
Copper (including metal in concentrate)	15,834	26,375	44,803	55,148
Silver (000s ounces)	1,143	1,553	2,147	2,757
Collahuasi
Copper (including metal in concentrate)	47,077	46,798	75,956	91,227
Lomas Bayas
Copper	13,645	14,817	28,681	29,395
Total Sales
Nickel	25,833	27,082	50,728	53,943
Copper	88,020	104,129	174,101	206,379
Average prices realized (U.S.$ per pound, except silver)
Nickel	$5.76	$3.87	$6.32	$3.85
Ferronickel	5.85	3.78	6.29	3.71
Copper
Kidd	1.37	0.79	1.28	0.79
Collahuasi	1.17	0.76	1.24	0.77
Lomas Bayas	1.39	0.77	1.35	0.77
Zinc	0.51	0.39	0.51	0.39
Silver (U.S.$ per ounce)	6.22	4.62	6.43	4.63

FALCONBRIDGE LIMITED

PRODUCTION DURING THE PERIOD

	Three months ended June 30,		Six months ended June 30,
(unaudited)
	2004	2003	2004	2003
Mine production (tonnes)
Sudbury
Nickel	5,728	7,082	10,132	13,303
Copper	7,476	9,260	11,279	16,524
Raglan
Nickel	6,229	6,672	12,897	13,412
Copper	1,605	1,625	3,338	3,422
Falcondo
Ferronickel	6,871	6,557	14,870	13,444
Kidd Mining Division
Copper	14,292	10,655	23,588	21,373
Zinc	10,700	16,479	31,492	37,651
Silver (000s ounces)	757	548	1,951	1,287
Collahuasi
Copper	46,432	43,515	81,801	87,726
Lomas Bayas
Copper	14,914	14,809	30,642	29,381
Total mine output
Nickel	18,828	20,311	37,899	40,159
Copper	84,719	79,864	150,648	158,426
Metal production (tonnes)
Sudbury — Smelter output
Nickel	14,532	15,833	25,936	30,684
Copper	5,651	5,468	9,885	10,655
Nikkelverk — Refinery output
Nickel	16,099	20,140	34,958	40,703
Copper	9,234	8,843	18,980	17,378
Falcondo
Ferronickel	6,871	6,557	14,870	13,444
Kidd Metallurgical Division
Zinc plant output — zinc	35,918	30,966	64,376	68,901
Copper Cathode — refinery output	19,531	38,024	53,253	74,983
Blister Copper	17,580	36,276	51,177	73,044
Collahuasi
Copper	5,669	6,583	11,821	13,445
Lomas Bayas
Copper	14,914	14,809	30,642	29,381
Total refined output
Nickel	22,970	26,697	49,828	54,147
Copper	49,348	68,259	114,696	135,187

FALCONBRIDGE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004

[Amounts reported in US dollars unless otherwise stated]

1.     ACCOUNTING POLICIES

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in preparation of the audited annual consolidated financial statements except as described in note 2 below. These unaudited interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Corporation's 2003 Annual Report.

2.     CHANGE IN ACCOUNTING STANDARDS

Effective January 1, 2004 the Corporation adopted three new accounting standards and guidelines issued by the Canadian Institute of Chartered Accountants (CICA); Asset Retirement Obligations (CICA 3110), Hedging Relationships (AcG 13), and Impairment of Long-lived Assets (CICA 3063).

a)    Asset retirement obligations

Under the previous policy, costs related to ongoing site restoration programs were expensed when incurred while a provision for mine closure and site closure costs was charged to earnings over the life of the operations. Under this new standard, a capital asset and corresponding long-term obligation, equal to the fair value of the legal obligation for asset retirement, determined at the date of adoption, is recorded. The key assumptions on which the fair value of the asset retirement obligations is based, includes the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The company uses discount rates ranging from 5 to 6.5%. Under the accounting standard, a provision for asset retirement is not required to be recorded for assets with indeterminate lives until such time as sufficient information exists to estimate a range of settlement dates. As such, although the Corporation has asset retirement obligations for its refinery in Norway as well as the metallurgical facilities at Sudbury and Kidd Creek, we have not included these assets in our provision for asset retirement as sufficient information is not available to estimate the timing of settlement at this time. Cash outflows totaling $450 million is expected to be incurred over a period ranging from 1 to 62 years. The capital asset is being depreciated and charged to depreciation expense over the life of the associated asset. Interest on the obligation is being accreted with a corresponding charge to operating income. This standard has been applied retroactively with restatement of prior years.

As of January 1, 2003 the cumulative impact of the adoption of the standard was to increase retained earnings by $14 million, increase property, plant and equipment by $69 million, increase accumulated depreciation by $14 million, increase the provision for asset retirement by $37 million, and increase future income taxes by $5 million. The adoption of the new standard resulted in a decrease of $1 million and $1 million to previously reported earnings for the three months of and six months ended June 30, 2003, respectively.

b)    Hedging relationships

As of January 1, 2004 the corporation adopted CICA guideline AcG 13 which establishes new standards for when hedge accounting may be applied. As of January 1, 2004 and during the three months ended March 31, 2004, under the provisions of the standard, the Corporation's interest rate hedge contracts and certain energy price hedge contracts were not eligible for hedge accounting. As a result, upon the implementation of this standard, on January 1, 2004 Falconbridge recorded a deferred mark-to-market gain of $27 million on its interest rate hedges while recording a long-term receivable and long-term payable of $68 million and $40 million, for those contracts in a gain and loss position, respectively. $3 million and $6 million of this deferred gain was amortized into income as an adjustment of interest expense during the three months and six months ended June 30, 2004. Since the interest rate hedge contracts are not eligible for hedge accounting, the net interest received/paid on these positions is no longer shown as a reduction from/addition to interest, on the statement of earnings, but is shown as a component of other income together with the change in fair value of those contracts during the period.

During the 3 months and 6 months ended June 30, 2004, Falconbridge recorded a mark-to-market loss of $13 million and $ nil respectively, for those contracts which were not eligible for hedge accounting.

For those energy price hedge contracts that were not eligible for hedge accounting, Falconbridge recorded a January 1, 2004 deferred mark-to-market gain of $3 million. $1 million of this deferred gain was amortized into income during the three months ended June 30, 2004. In addition, Falconbridge recorded a $2 million mark-to-market gain and a $2 million mark-to-market gain on those contracts during the three months and six months ended June 30, 2004.

Under the provisions of the new standard, the Corporation continued to be eligible for hedge accounting for its forward contracts and option contracts used as a currency hedge of Canadian dollar operating costs. Falconbridge did not seek hedge accounting for its forward contracts and option contracts used as an economic currency hedge of Canadian dollar denominated monetary assets and liabilities. These contracts continue to be marked to market.

c)     Impairment of long-lived assets

CICA section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard is effective for fiscal years commencing on or after April 1, 2003 and as such was implemented by Falconbridge effective January 1, 2004. Under the provision of the standard, a two-step process determines impairment of long-lived assets held for use. The first step determines whether impairment exists, and if so, the second step measures the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the impairment loss is determined as the amount by which the long-lived assets carrying value exceeds its fair value. Falconbridge has not recognized an impairment loss on any of its long-lived assets as a result of the implementation of this standard.

3.     FOREIGN EXCHANGE GAINS AND LOSSES

Falconbridge's sales are denominated primarily in U.S. dollars and to a lesser extent in Euros, Yen and other foreign currencies, and it incurs expenses that are not denominated in its functional currency, which expose it to increased volatility in earnings due to fluctuations in foreign exchange rates. Falconbridge uses foreign currency forward exchange contracts and options to reduce these exposures by creating an offsetting position. Prior to July 1, 2003 at which point Falconbridge changed its functional and reporting currency to the US dollar, the Corporation used foreign currency exchange contracts to hedge its U.S. dollar sales revenue (item b below). Subsequent to June 30, 2003, Falconbridge began using foreign currency exchange contracts to hedge its Canadian dollar operating costs (item a below). Falconbridge also uses foreign currency exchange contracts relating to other foreign currency expenditures and foreign currency denominated monetary assets and liabilities. The gains/losses from these positions are included in other exchange gains and losses (as shown below) as an offset to the translation gains/losses from the underlying hedged foreign assets and liabilities.

Included in earnings for the three months and six months ended June 30, 2004 and 2003 are exchange gains and (losses) as summarized below.

		Three months ended June 30,		Six months ended June 30,
Source of Exchange Gains and Losses ($millions)	Income statement grouping
		2004	2003	2004	2003
Hedging Gains and (Losses)
a) Hedge of Canadian operating costs	Cost of Sales	$9	$—	$28	$—
b) Hedge of US$ Sales Revenues	Sales Revenues	$—	$—	$—	$1
Other exchange gains and (losses)	Other income	$—	$(4)	$5	$(5)

4.     SEGMENTED INFORMATION

	Nickel				Copper
($millions)	INO		Falcondo		Kidd Creek		Collahuasi		Lomas Bayas		Corporate and other	Total
Three months ended June 30, 2004
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100% )
Revenues	336		100		105		121		42		—	704
Operating income (loss)	90		44		(19)		73		22		(21)	189
Depreciation, depletion and amortization	27		3		21		12		4		—	67
Property, plant & equipment	964		105		783		1,034		222		(63)	3,045
Capital expenditures & deferred projects costs	47		3		40		19		5		14	128
Three months ended June 30, 2003
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100% )
Revenues	252		53		92		68		25		—	490
Operating income (loss)	46		7		(16)		25		5		(17)	50
Depreciation, depletion and amortization	34		3		12		13		4		1	67
Property, plant & equipment	975		102		715		949		221		(72)	2,890
Capital expenditures & deferred projects costs	12		4		20		33		—		11	80
Six months ended June 30, 2004
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100% )
Revenues	715		202		238		198		85		—	1,438
Operating income (loss)	221		99		(16)		118		46		(12)	456
Depreciation, depletion and amortization	55		5		34		21		8		1	124
Property, plant & equipment	964		105		783		1,034		222		(63)	3,045
Capital expenditures & deferred projects costs	65		6		71		49		11		26	228
Six months ended June 30, 2003
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100% )
Revenues	483		106		189		134		50		—	962
Operating income (loss)	90		11		(30)		53		11		(24)	111
Depreciation, depletion and amortization	59		5		26		26		8		1	125
Property, plant & equipment	975		102		715		949		221		(72)	2,890
Capital expenditures & deferred projects costs	25		6		39		64		1		10	145
Principal base of operations	Canada		Dominican Republic		Canada		Chile		Chile		Canada

5.     CAPITALIZED INTEREST

During the three months and six ended June 30, 2004, Falconbridge capitalized $6 million and $12 million respectively of interest costs associated with projects under development (2003 — $3 million and $7 million).

6.     STOCK OPTIONS

During the three months ended June 30, 2004 Falconbridge granted no new stock options. During the three months ended March 31, 2004, 380,500 stock options with a value of $4 million were granted. Stock option expense of $0.4 million and $1 million (2003 — $0.7 million and $0.7 million) for the three months and six months ended June 30, 2004 is included in selling, general and administrative expense.

7.     PREFERRED SHARES — SERIES 3

On March 1, 2004 holders of the Preferred Shares Series 2 converted 3,122,882 units, or 39.5% of such shares, to Cumulative Preferred Shares Series 3. The Corporation did not choose to redeem any of the Preferred Shares Series 2 for cash; as provided under the terms of the share issue.

8.     ASSET RETIREMENT OBLIGATION

During the three months and six months ended June 30, 2004 the provision for asset retirement obligations decreased by $2 million and $4 million respectively as detailed below.

	Three months ended June 30,		Six months ended June 30,
(in Millions)
	2004	2003	2004	2003
Asset retirement obligation, beginning of period	$(130)	$(107)	$(132)	$(98)
Liabilities incurred in the current period	—	(3)	—	(5)
Liabilities settled during the current period	1	—	1	—
Accretion expense	(2)	(2)	(4)	(3)
Other	2	0	2	0
Foreign exchange gains (losses)	1	(6)	5	(10)

Asset retirement obligation, end of period	$(128)	$(117)	$(128)	$(117)

9.     POST-EMPLOYMENT BENEFIT EXPENSE

The post-employment benefit expense for the three months and six months ended June 30, 2004 is detailed below.

	Three months ended June 30,		Six months ended June 30,
($millions)
	2004	2003	2004	2003
Defined benefit pension plans	$12	$10	$20	$20
Defined contribution pension plans	2	2	4	3
Other benefit plans	4	4	10	9

	$18	$16	$34	$32

10.   DEBT

The Corporation has unsecured committed credit facilities with various banks. During the three months and six months ended June 30, 2004 the aggregate principal amount of the credit facilities increased by $65 million and $80 million respectively from $405 million at December 31, 2003. As of June 30, 2004 letters of credit totalling US$17 million dollars had been issued against this credit facility; thereby reducing the amount available under the facility. No other amounts have been drawn against the credit facility as of June 30, 2004.

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CONSOLIDATED STATEMENTS OF EARNINGS
EARNINGS CONTRIBUTIONS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
SALES OF PRODUCTS AND AVERAGE REALIZED PRICES
PRODUCTION DURING THE PERIOD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS